

Mail Stop 3561

November 21, 2016

John T. Guthrie
Executive Vice President, Chief Financial Officer
SiteOne Landscape Supply, Inc.
300 Colonial Center Parkway, Suite 600
Roswell, GA 30076

> **Re:** **SiteOne Landscape Supply, Inc.**
> **Registration Statement on Form S-1**
> **Filed November 16, 2016**
> **File No. 333-214628**

Dear Mr. Guthrie:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tonya K. Aldave at (202) 551-3601 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure

cc: Peter Loughran, Esq.
        Debevoise & Plimpton LLP